Exhibit 99.1

2017-10-04

PRESS RELEASE

Oasmia Pharmaceutical AB Announces Resignation of its Chief Financial Officer

Uppsala, Sweden, October 4, 2017 --- Oasmia Pharmaceutical AB (NASDAQ: OASM), a developer of a new generation of drugs within human and veterinary oncology has announced that the Company’s Chief Financial Officer, Fredrik 6-KGynnerstedt, has decided in mutual agreement with the Company to end his employment, effective immediately.

In the interim, Oasmia appoints Anders Blom, Executive Vice President as temporary CFO.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on October 4 2017.